UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                          (Amendment No. 7)*

                         Commerce Group Corp.
                          (Name of Issuer)

                     Common Shares, $0.10 Par Value
                     (Title of Class of Securities)

                              200654-10-1
                            (CUSIP Number)

                           Edward L. Machulak
                               President
                          Commerce Group Corp.
                         6001 North 91st Street
                     Milwaukee, Wisconsin  53225-1795
                              (414) 462-5310

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             June 24, 2003
       (Date of Event, which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.
240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D/A

                         CUSIP No. 200654-10-1

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1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only). General Lumber & Supply Co., Inc. ("General") I.D. No. 39-084-1893

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

       Edward L. Machulak, a Director and President of the Issuer, owns 55% of the common shares of General. Although Mr. Machulak does not combine his ownership of Issuer's common shares with General, the two parties may be defined as being a group. Mr. Machulak in the past has exercised General's voting rights.

   (b) [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF and OO. General has purchased 250,000 restricted common shares, $.10 par value, from the Issuer by exercising its July 2, 2001 stock option, for which payment was made in consideration of a partial cancellation of the Issuer's debt owed to General.

------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

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6. Citizenship or Place of Organization

   General presently is chartered as a State of Wisconsin corporation.

------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

   Common shares owned by General prior to this transaction: 2,500,000. Restricted common shares purchased in this transaction: 250,000. Total common shares owned: 2,750,000.

------------------------------------------------------------------------

8. Shared Voting Power

   None claimed - refer to number 2 above.

------------------------------------------------------------------------

9. Sole Dispositive Power

   Same as number 7 above.

------------------------------------------------------------------------

10. Shared Dispositive Power

    None; reference is made to number 2 above.

------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,750,000 common shares, $.10 par value, which includes the exercising of its options to purchase 250,000 restricted common shares at $.25 each, on or before July 2, 2003.

------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    Excluded are the common shares owned personally by Edward L.
    Machulak.

------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    As of June 24, 2003, the Issuer's total issued and outstanding common shares, including the 250,000 restricted common shares issued to General, amount to 20,696,129. The 2,750,000 common shares owned by General, divided by the total issued and outstanding common shares, amount to 13.29%.

------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    General is a Wisconsin corporation which is in the business of selling lumber, millwork, hardware, windows, and related building materials on a wholesale and retail level. Its category is other:
    OO.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the restricted common stock, par value $0.10, of Commerce Group Corp., a Wisconsin corporation ("Commerce" or "Issuer"). The principal executive offices of the Issuer are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

Under a resolution adopted by the Directors in July 2001, the Directors of Commerce have authorized the Officers of Commerce to issue to General Lumber & Supply Co., Inc. ("General") a two-year stock option dated July 2, 2001 to purchase 250,000 of Commerce's restricted common shares, $0.10 par value, at a price of $.25 each. The payment for these common shares will be by a cancellation of $62,500 of the outstanding debt owed to General by the Issuer.

The shares to be issued are the Issuer's restricted common shares, $0.10 par value.

Item 2.  Identity and Background

This statement is being filed by General, a Wisconsin-chartered corporation, whose business and principal offices are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795. Its principal business is wholesaling and retailing lumber, millwork, hardware, windows, and building materials.

Item 3.  Source and Amount of Funds or Other Consideration

The 250,000 restricted common shares were acquired by canceling $62,500 of the debt obligation owed to General by the Issuer. As of March 31, 2003, the Issuer owed a total of $1,120,442 to General and this debt is evidenced by open-ended, secured, on-demand promissory note(s). These promissory note(s), included cash advances, sums due to General for office rent, rental of vehicles and equipment, and for merchandise purchases and unpaid interest. In addition, there are monies due to General from time to time on an open line of credit.

Item 4.  Purpose of Transaction

The purchase of the Issuer's restricted common shares was a decision made by the directors of General. General believes that this purchase of 250,000 of the Issuer's restricted common shares affords General an opportunity to achieve its investment goal, which is to own a large block of the Issuer's common shares. General further believes that the amount of gold in the gold ore reserves backing each share provides a secure, tangible asset closely related to cash, that enhances the value of this investment.

General has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above;

(k) Any of the Issuer's common shares acquired by Sylvia Machulak as an individual and not as an officer or director of General or by the Sylvia Machulak Rollover Individual Retirement Account were obtained for her own personal account;

(l) Any of Issuer's common shares acquired by Edward L. Machulak, as an individual and not as an officer or director of the Issuer and General were obtained for his own personal account.

Item 5.  Interest in Securities of the Issuer

(a) Prior to the purchase of 250,000 restricted common shares on June 24, 2003, General was the beneficial owner of 2,500,000 of the Issuer's shares. Therefore, on the date of this filing, General owns a total of 2,750,000 of the Issuer's common shares.

    Prior to this transaction, the Issuer, had a total of 20,446,129 of its common shares, $0.10 par value, issued and outstanding. Since the issuance of 250,000 common shares to General, there are 20,696,129 common shares, $.10 par value, issued and outstanding.

    Mr. Edward L. Machulak is a director of General and he owns approximately 55% of General's common shares. Mr. Machulak is also a Director, President and Treasurer of the Issuer. Mr. Machulak's personal ownership of the Issuer's common shares as of this date is as follows:

    Common shares                         1,183,342
    Common shares issued to his RIRA        511,400
                                          ---------
    Total                                 1,694,742

(b) Mr. Edward L. Machulak, a Director, President, and Treasurer of the Issuer, and a director and controlling shareholder of General, retains the voting power of the Issuer's common shares owned by General. Mr. Machulak, together with General, may comprise a group within the meaning of Section 13(d)3 of the Securities Act. Thus, his common shares, as described in Item 5(a), combined with General's, could result in the following stock ownership:

    General's ownership of the Issuer's common
    shares, after the issuance of the
    250,000 common share purchase on this date                 2,750,000

    Mr.  Machulak's ownership of the Issuer's common
    shares, including his RIRA                                 1,694,742
                                                               ---------
    Total common share ownership as of the date of this
    filing                                                     4,444,742

    Issuer's common shares issued and outstanding as of
    this date (Includes the 250,000 restricted common
    shares)                                                   20,696,129

    Then, General's and Mr. Machulak's percentage of the
    common share ownership is                                     21.48%

    In the event the following were deemed to be a part of the group, then the following results would be applicable:

    Common share ownership of  Sylvia Machulak, wife of
    Mr. Machulak                                                 308,767

    Sylvia Machulak Rollover Individual Retirement Account       472,200
                                                                 -------
    Total common share ownership of Sylvia Machulak as of
    the date of this filing                                      780,967

    Then the above combined total ownership of the
    Issuer's common shares would increase to 5,225,709
    common shares or                                              25.25%

    Sylvia Machulak and her RIRA disclaim any beneficial ownership.


    To the best of General's knowledge, no associate of General's has a right to acquire, directly or indirectly, any shares of stock other than as stated herein.


(c) To the best of General's belief, there were no transactions within the past 60 days by any of the persons named in response to Item 5(a) that were required to be filed with the U.S. Securities and Exchange Commission.

(d) To the best of General's belief, there is no other person known to have the right to receive or the power to receive dividends or proceeds from any of the common shares and options it owns other than as stated herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships with the persons named in Item 2 and with any other person with respect to the securities of the Issuer, except as disclosed herein.

Item 7.  Material to be filed as Exhibits.

Exhibit A

A copy of the stock option dated July 2, 2001 by and between the Issuer and General.

Exhibit B

A copy of the Investment Letter Agreement dated June 24, 2003, by and between the Issuer and General.

Exhibit C

A copy of Edward L. Machulak's Schedule 13D/A dated June 24, 2003. (Incorporated by reference as Edward L. Machulak's Schedule 13D/A dated June 24, 2003 is being filed with the S.E.C. simultaneously with this
Schedule 13D/A.)

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              GENERAL LUMBER & SUPPLY CO., INC.


                              /s/ Sylvia Machulak
June 24, 2003                ______________________________________
    Date                      Sylvia Machulak, President